**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, DC 20549


------------


**FORM 8-K/A**

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) **March 2, 2007**


**Petroleum Development Corporation**
(Exact Name of Registrant as Specified in Charter)


| **Nevada** | **0-7246** | **95-2636730** |
|---|---|---|
| (State or Other Jurisdiction | (Commission | (IRS Employer |
| of Incorporation) | File Number) | Identification No.) |

**120 Genesis Boulevard, Bridgeport, WV  26330**
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **304-842-3597**

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

  [ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

  [ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

  [ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

  [ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report)

**Item 8.01.    Other Events**

Petroleum Development Corporation hereby amends previous Form 8-K filed on February 21, 2007 to provided updated information.

A transcript of the presentation is attached as Exhibit 99.1.

# EXHIBIT INDEX

**Item 9.01.  Financial Statements and Exhibits.**

(c)  Exhibits.

99.1      PowerPoint Presentation:  NASDAQ Oil and Gas Conference - London, England

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**PETROLEUM DEVELOPMENT CORPORATION**

Date:     March 2, 2007

By:       /s/ Richard McCullough
          Richard McCullough
          Chief Financial Officer